Exhibit 14.1

DRILLING TOOLS INTERNATIONAL CORPORATION

Code of Business Conduct

Adopted: June 20, 2023

TABLE OF CONTENTS

1.	Purpose and Overview		4

	(a)	Our Commitment to Ethics and Compliance	4

	(b)	Compliance with Laws, Rules and Regulations	4

	(c)	Application of the Code	4

	(d)	Failure to Follow the Code	5

	(e)	Using the Code	5

	(f)	At-Will Employment	6

2.	Reporting Violations of the Code; Investigations		6

	(a)	How to Report a Concern	6

	(b)	Responsibilities of Employees	7

	(c)	Further Responsibilities of Supervisors and Managers	7

	(d)	Handling of Reports and Investigations	8

	(e)	Policy Against Retaliation	8

	(f)	Cooperation in Investigations	9

	(g)	Cooperation in Government Investigations	9

3.	Our Working Environment		10

	(a)	Safety	10

	(b)	Environment	10

	(c)	Diversity and Inclusion	11

	(d)	Discrimination	11

	(e)	Unlawful Harassment	11

	(f)	Preventing Workplace Violence and Threats	12

	(g)	Controlled Substances, Drug and Alcohol Use	12

	(h)	Searches and Related Considerations	13

4.	Our Relationship with Customers		13

	(a)	Conflicts of Interest	13

	(b)	Related Party Transactions	15

	(c)	Public Disclosure of Material Nonpublic Information	15

	(d)	Insider Trading	17

	(e)	Gifts and Entertainment	17

	(f)	Acceptable Use of the Internet and Social Media	19

	(g)	Political Activity and Lobbying	19

	(h)	Communication with Customers	20

5.	Our Company		20

	(a)	Financial Reporting and Disclosure	20

	(b)	Code of Ethics for Senior Executive Officers	20

	(c)	Anti-Money Laundering	21

	(d)	Anti-Bribery and Corruption	21

	(e)	Antitrust and Fair Competition	21

	(f)	Record Creation and Management	22

	(g)	Privacy and Security	23

	(h)	Protection of Company Property, Assets and Data	24

	(i)	Communication with Shareholders	24

	(j)	Communications with Press and Others	24

	(k)	Waivers	25

6.	Contact Information		25

CERTIFICATION OF COMPLIANCE			26

Appendix A: Code of Ethics for Senior Executive Officers			27

1.	Purpose and Overview

Drilling Tools International Corporation and its subsidiaries (collectively, “DTI” or the “Company”), are committed to complying with the letter and spirit of the laws that govern our business, and we are dedicated to fostering an environment where we treat each other respectfully, deliver outstanding service to our customers, work safely, compete honestly, and take pride in what we do. Accordingly, our Board of Directors has approved this Code of Business Conduct (the “Code”) to set the DTI standard for honest and ethical conduct, and to serve as a practical guide to help our directors, officers, and employees, and others with whom we do business, make the right legal and ethical choices no matter the circumstances. The purpose of the Code is to be a resource to foster good decision-making and to help all members of the DTI team comply with the law and uphold our values. If you are faced with a situation in which the proper path is unclear—think and ask before you act. Only with all of us working together can we continue to achieve our vision. The Code covers a wide range of business practices and procedures but does not cover every issue that may arise.

(a)	Our Commitment to Ethics and Compliance

Our commitment to honest and ethical conduct goes beyond compliance with applicable laws and regulations. All DTI directors, officers, and employees are expected to act ethically and with integrity in everything they do, which means following all applicable laws and regulations as well as using good judgment and doing the right thing.

(b)	Compliance with Laws, Rules and Regulations

We operate in many locations and environments, so it is important that we always remain aware of the different laws and regulations that apply. This is especially true when we are guests in a location where the laws and regulations differ from what we are accustomed to. No matter your location, as a director, officer, or employee of DTI, you have an obligation to respect and comply with all applicable laws, rules, and regulations. If you encounter a situation where the law conflicts with the Code, or if you are unsure whether or not you are doing the right thing, you should seek guidance from the Chief Financial Officer (or such other employee(s) assigned by the Chief Financial Officer to assist with matters relating to the Code) or any of the other resources identified in the Code. Our commitment to ethics and compliance means that help is always available to you.

(c)	Application of the Code

The Code applies to all DTI employees, officers and directors. When the Code uses the term “employee,” it refers to all of the Company’s officers, directors and employees. We also expect our contractors, consultants, trainees, temporary employees and the like, whom we collectively refer to as “associates,” to follow the Code. In addition, we expect all our suppliers, agents, and other service providers to uphold similar standards. We aspire to do business only with third parties that have a commitment to integrity.

The Code should be read in conjunction with the other policies and procedures that we establish from time to time, including but not limited to our:

1.	Code of Ethics for Senior Executive Officers (attached hereto as Appendix A);

2.	Related Party Transaction Policy (as discussed in Section 4(b) of the Code);

3.	Regulation Fair Disclosure Policy (as discussed in Section 4(c) of the Code);

4.	Insider Trading Policy (as discussed in Section 4(d) of the Code);

5.	Whistleblower Policy;

6.	Health, Safety and Environmental Manual (the “HSE Manual”); and

7.	Employee Handbook.

If you believe that the Code conflicts with another DTI policy, you should seek clarification from the Chief Financial Officer. DTI policies may be created or modified at any time, and DTI may use its discretion in the interpretation of its policies. All DTI employees and associates are required to understand and comply with those policies, in addition to any new or modified policies as they are communicated.

(d)	Failure to Follow the Code

Compliance with the Code is mandatory. Violations of the Code or other DTI policies may subject the violating employee to discipline, up to and including termination of employment.

(e)	Using the Code

The Code is intended as a resource to help our employees and associates overcome difficult situations and make the right ethical and legal choices in those situations. Whenever you have a question about what constitutes lawful or ethical conduct, or if you have a compliance-related concern, you should refer to the Code to determine how to proceed and who you should contact for guidance. The Code also outlines how to report concerns, raise issues, and escalate potential violations of the Code or the law using resources DTI makes available.

(f)	At-Will Employment

NOTHING IN THE CODE NOR ANY OTHER COMMUNICATION BY A DTI REPRESENTATIVE OR ANY OTHER EMPLOYEE, WHETHER ORAL OR WRITTEN, IS INTENDED TO IN ANY WAY CREATE A CONTRACT OF EMPLOYMENT. UNLESS AN EMPLOYEE HAS A WRITTEN EMPLOYMENT AGREEMENT SIGNED BY AN AUTHORIZED DTI REPRESENTATIVE STATING OTHERWISE, EMPLOYEES ARE EMPLOYED AT WILL AND NOTHING IN THE CODE CAN BE CONSTRUED TO CONTRADICT, LIMIT OR OTHERWISE AFFECT AN EMPLOYEE’S RIGHT OR DTI’S RIGHT TO TERMINATE THE EMPLOYMENT RELATIONSHIP AT ANY TIME WITH OR WITHOUT NOTICE OR CAUSE.

2.	Reporting Violations of the Code; Investigations

(a)	How to Report a Concern

DTI is committed to providing outstanding working conditions for its employees and associates, and as part of this commitment encourages open communication in which any concern, complaint, suggestion, or question receives a timely response.

If you become aware of a behavior that violates or appears to violate the Code, any DTI policies or business practices, or any applicable laws or regulations, you have a responsibility to promptly report the behavior to a supervisor, manager, the Chief Financial Officer, or if the report relates to accounting practices, internal controls over financial reporting, auditing, or to conduct involving the Chief Financial Officer, directly to the Audit Committee of DTI’s Board of Directors (the “Audit Committee”). You may also report such behavior through DTI’s Whistleblower Hotline (as described below). Behavior that violates the Code includes, but is not limited to:

1.	Fraud, corruption or bribery;

2.	Inappropriate financial or accounting practices;

3.	Violations of state or federal securities laws;

4.	Violation of antitrust laws, fair disclosure laws, or fair competition regulations;

5.	Violations of any other local, state, or federal laws;

6.	Discrimination or harassment;

7.	Workplace violence;

8.	Safety or environmental violations;

9.	Giving or receiving inappropriate gifts, meals, or entertainment;

10.	Failure to report known or potential conflicts of interest;

11.	Misuse or inappropriate disclosure of proprietary or confidential information;

12.	Improper use of company resources; and

13.	Retaliation following the proper reporting of concerns under the Code.

If you report a violation or suspected violation of the Code to a supervisor or manager, but feel that they are dismissing your report or you are told to “keep quiet,” you must immediately escalate your report to the Chief Financial Officer or the Audit Committee, as appropriate.

You may also report violations of the Code, or other violations of law, on a confidential, anonymous basis, through DTI’s Whistleblower Hotline using the following contact information:

•	Telephone: 844-700-0924

•	Online: https://www.whistleblowerservices.com/DTI

When making a report, you will be asked to provide details regarding the nature of the violation. You will also be asked to fully disclose what you observed or experienced so that the Company can take appropriate action to address the potential violation in a timely manner. You may report a violation of the Code on an anonymous or non-anonymous basis. Third parties that we have had or currently have a business relationship with, including vendors, customers, shareholders, and suppliers, also have a responsibility to report any observed or suspected violations of the Code.

For more information on how to report a violation of the Code, and on DTI’s commitment to protecting the identity and safety of people who report violations of the Code in good faith, please refer to Section 2(e) below and to DTI’s Whistleblower Policy.

If you are reporting a violation or suspected violation of an accounting matter, please report the complaint in accordance with the procedures identified in the Company’s Whistleblower Policy.

(b)	Responsibilities of Employees

All employees and associates have a responsibility to read, understand, and comply with the Code. Employees and associates also have a responsibility to promptly report violations of the Code, and a responsibility to seek guidance when the Code does not provide sufficient answers to a question or concern.

(c)	Further Responsibilities of Supervisors and Managers

Supervisors and managers have a duty to serve as positive role models by complying with and enforcing the Code. When an employee or associate reports a violation of the Code to a supervisor or manager, they are required to escalate the report to the Chief Financial Officer, or directly to the Audit Committee if the report relates to accounting practices, internal controls over financial reporting, auditing, or to conduct involving the Chief Financial Officer.

Every supervisor or manager who receives a report of a violation or suspected violation of the Code is required to treat the reporting employee or associate with respect, handle the report with confidentiality and discretion, and notify the Chief Financial Officer of the report.

DTI’s commitment to ethics and compliance is an ongoing, company-wide effort. Supervisors and managers are responsible for ensuring that all DTI employees and associates under their supervision have access to the Code, understand the Code, and comply with the Code. Supervisors and managers are also responsible for ensuring that the employees and associates under their supervision comply with DTI’s other policies, business practices, and applicable law during the course of their employment or service.

(d)	Handling of Reports and Investigations

DTI will promptly respond to all reports of conduct that may violate the Code or other policies and assign appropriate individuals within the Company to initiate and conduct an investigation. Any and all reports related to accounting practices, internal controls over financial reporting, or auditing will be reviewed and addressed by or under the supervision of the Audit Committee.

As detailed in DTI’s Whistleblower Policy, we will take care to protect the identity of persons who report observed or suspected misconduct on an anonymous basis, subject to DTI’s need to comply with applicable laws and regulations. In the event a report of observed or suspected misconduct is made on a non-anonymous basis, the person making the report will be expected to cooperate with the investigation and answer any questions relating to the investigation honestly and completely.

(e)	Policy Against Retaliation

We are dedicated to investigating and addressing all reported violations of the Code and take ethics and compliance-related questions and concerns very seriously. DTI does not tolerate any type of retaliation against anyone who reports violations of the Code in good faith, and any DTI employee or associate who attempts to retaliate against someone who has reported a violation of the Code in good faith will be subject to disciplinary action up to and including termination of employment or service and, if the circumstances require, the retaliatory behavior will be reported to the appropriate enforcement agency. Retaliatory behavior includes actual or threatened harassment, violence, adverse employment consequences, or any other negative action taken against a person in response to that person’s having reported a violation of the Code in good faith and/or cooperating with an investigation into a reported violation of the Code. For additional information on DTI’s policy against retaliation and the protections available to people who report violations of the Code in good faith, please refer to DTI’s Whistleblower Policy.

(f)	Cooperation in Investigations

All employees and associates have a responsibility to cooperate with any internal investigation initiated in response to a report that a violation of the Code may have occurred, and except as necessary to comply with law, are required to keep their involvement in any such investigation strictly confidential. Cooperation includes answering all questions relating to the investigation completely, honestly, and in good faith. In certain cases, DTI may engage third-party firms or consultants to conduct an investigation into a reported violation of the Code. Depending on the nature of the reported violation, the third-party firms and consultants engaged by DTI to conduct an investigation may include external auditors, private investigators, and law firms. All employees and associates are required to cooperate fully with such third-party investigations, and to treat the individuals carrying out the investigation with the same level of respect that would be afforded to a DTI colleague. Any DTI employee or associate who fails to cooperate or answers questions dishonestly in connection with an investigation (whether conducted internally or by third-party investigators) is subject to disciplinary action, up to and including termination of employment or service, and, if applicable, referral for criminal prosecution.

(g)	Cooperation in Government Investigations

DTI employees and associates are required to cooperate with any government agency conducting an investigation into DTI’s business operations and are required to comply with reasonable requests for information and documentation. If you are unsure whether a request for information and documentation is reasonable, you should refer the investigator to the Chief Financial Officer. If a government agency arrives on DTI property without warning, you are required to immediately inform your supervisor, manager, or the Chief Financial Officer. Do not, however, under any circumstances prevent government officials from entering DTI’s premises. If you are approached by a government official while at work, remain calm and give them the same respect as you would to any other visitor or colleague. Please remember that any government officials on DTI property must be accompanied at all times by a DTI representative, especially while inspecting Company property. If you observe an unaccompanied government official on DTI property, you should inform your supervisor or manager immediately.

If a government agency requests an interview with you, consider seeking legal representation. If you are unsure whether or not you should participate in an interview or whether you should seek legal representation, contact the Chief Financial Officer for guidance.

3.	Our Working Environment

(a)	Safety

DTI’s objective is to conduct its operations in a manner that protects the safety of its employees, contractors, suppliers, other business partners, and the public. Accident prevention is everyone’s responsibility and DTI employees and associates each have a responsibility not to endanger themselves or others. DTI employees and associates are required to learn the safety procedures relevant to their jobs and conduct any work activity consistent with those procedures. Any DTI employee or associate uncertain of the safety procedures relevant to an activity must seek out a supervisor and be trained in those procedures before beginning the activity. In addition, DTI employees and associates must use safety equipment as required by law, regulation and DTI procedures, the HSE Manual, and all other DTI manuals and/or guidelines. We all have a responsibility to make time for safety, promote continuous development of our safety culture, and speak out against any unsafe behavior or dangerous working conditions.

DTI employees and associates are required to report safety hazards as required by law, regulation, DTI procedures and the HSE Manual, and to report all workplace accidents no matter how minor. Supervisors are responsible for ensuring that DTI complies with workplace accident reporting regulations. DTI employees and associates are required to participate in mandatory safety training and learn emergency procedures for accidents and natural disasters at their work sites. Failure to comply with DTI’s safety regulations may endanger you, your co-workers, and third-parties working on or visiting DTI facilities. Violations by any DTI employees or associates of any safety protocol may result in disciplinary action, up to and including termination of employment or service.

(b)	Environment

DTI is committed to environmental sustainability. The Company will comply with the environmental laws and policies of the jurisdictions in which it conducts business, and will make environmental issues and concerns an important part of its business decisions and actions.

DTI employees and associates are expected to learn and follow the environmental laws that govern their work sites. DTI employees and associates should also take care to minimize, to the extent reasonable under the circumstances, the adverse impact of operations on the environment.

DTI employees and associates are also expected to learn and follow the procedures and safety standards for handling, disposing, and transporting hazardous materials. To the extent required by law, regulations, DTI procedures and the HSE Manual, DTI employees and associates must respond to and report spills or releases and take appropriate remediation measures to minimize their adverse impact on the environment.

(c)	Diversity and Inclusion

DTI welcomes employees and associates from all backgrounds, cultures, and skill sets. We are committed to promoting an open and inclusive working environment in which everyone at DTI is treated with dignity and respect. We value the unique contribution each member of our team provides to the Company, and we are proud of the dynamic combination of talent and resources that constitute the DTI team.

(d)	Discrimination

DTI is an equal opportunity employer. The Company prohibits discrimination based on age, race, sex, color, religion, national origin, ancestry, disability (physical or mental), marital status, covered veteran status, genetic information, gender identity, sexual orientation, or any other characteristic protected under local, state, or federal law. This includes unlawful discrimination in hiring decisions, work assignments, promotion, compensation, termination, employee benefits, training, social and recreational activities, or any other aspect of the employer-employee relationship.

(e)	Unlawful Harassment

Everyone has the right to work in an environment that is free from unlawful harassment and intimidation, and we strive to make DTI a place where everyone feels welcome and safe. Accordingly, any type of harassment, including sexual harassment, or other abusive conduct based on a characteristic protected by law is strictly prohibited. Prohibited conduct includes, but is not limited to, verbal or physical behavior toward another that is unwelcome and is intended to cause, or has the effect of causing, an intimidating, hostile, abusive, or offensive work environment based on a characteristic protected by law. This includes using text messages, emails, or any other form of written or electronic communication to harass or intimidate others. Likewise, the display of sexually explicit or offensive pictures, videos, or other materials that demean others is expressly prohibited. Intimidating behavior may include, among other things, bullying, excessive use of profanity, aggressive language and actions, threats, and other forms of behavior that are intended to cause or recklessly cause a hostile working environment. Jokes and pranks that are intended to intimidate others are prohibited; even if you think something is harmless, others may find it offensive.

We encourage you to report your concerns if you feel offended or uncomfortable. If you notice a colleague being subjected to unlawful or offensive conduct, you are required to report your concerns directly to the Human Resources Department or through DTI’s Whistleblower Hotline described in Section 2(a) of the Code.

(f)	Preventing Workplace Violence and Threats

DTI will not tolerate threats or acts of violence toward colleagues, customers, or third-parties, and nothing in the Code is meant to discourage reporting threats or acts of violence directly to law enforcement if the circumstances require. In any case, any employee or associate who becomes aware of a threat or act of violence perpetrated against a member of the DTI team or at a DTI facility is required to report the threat or act to their supervisor or manager and the Human Resources Department as soon as possible. Supervisors and managers must also ensure that such reports are promptly communicated to the Human Resources Department.

(g)	Controlled Substances, Drug and Alcohol Use

No employee, associate, or third-party associated with DTI may use, possess, purchase, sell, manufacture, distribute, dispense, conceal, receive, transport or be under the influence of alcohol, illegal drugs, prescription drugs prescribed to another, or any other controlled substance during working hours or at any time at a DTI facility, in a Company vehicle, in Company furnished hotels or housing, or while on Company business. In the case of an employee’s or associate’s use of a properly prescribed drug, DTI reserves the right, after providing a copy of the essential functions of the employee’s or associate’s job to the employee, to require the employee or associate to provide documentation from the prescribing medical doctor that the use of such prescription produces no hazardous or unsafe effects that would affect the employee’s or associate’s ability to perform the essential functions of the employee’s or associate’s job.

DTI may restrict the employee’s or associate’s work activity, presence at a DTI facility, or the operation of Company vehicles or other equipment until this documentation is provided.

Third parties are also required to ensure that no prohibited substances or alcohol are present at DTI sites or while carrying out work for DTI.

Alcoholic beverages may be served at Company functions and consumed responsibly during business entertainment events. You are expected to exercise good judgment in these situations and comply with applicable DTI policies, including the Code and the HSE Manual. Employees and associates who will be operating a Company vehicle after a Company function or business entertainment event are not permitted to consume any alcoholic beverages during any such function or event. If you are unsure whether alcohol consumption is appropriate at a DTI function or business event, you should ask the Human Resources Department for guidance. Employees who are assigned Company vehicles may never operate a Company vehicle while under the influence of alcohol or any prohibited substance.

(h)	Searches and Related Considerations

In order to protect DTI’s work environment, the Company reserves the right to conduct searches on its property and to authorize searches by law enforcement on its property, in either case with or without employees or associates being present. As circumstances warrant and as is consistent with applicable law, any person or vehicle entering a DTI facility is subject to search. This includes personal property belonging to the employee and property issued to the employee by DTI.

4.	Our Relationship with Customers

(a)	Conflicts of Interest

Subject to our Second Amended and Restated Certificate of Incorporation, applicable law, the governing documents of the Company, and other Company policies, DTI employees must avoid any conflict between their personal interests and the interests of the Company, and may not have any outside pecuniary or ownership interest, investment, or business relationship that dilutes their loyalty to the Company. A “conflict of interest” is any situation that prevents or has the potential to prevent an employee from working solely in DTI’s best interests. It is not possible to identify every activity that might give rise to a conflict of interest. The most common conflicts of interest arise in the areas of outside business activities, investments, loans, gifts and entertainment, and personal use of corporate opportunities.

Accordingly, all DTI employees are required to report actual or potential conflicts of interest to the Chief Financial Officer, who will review the nature of the relationship and determine whether a conflict of interest exists. Each potential conflict of interest will be evaluated based on the specific facts disclosed, the role of the employee at DTI, and the significance of any other factors deemed relevant by the Chief Financial Officer. Potential conflicts of interest include but are not limited to, the following, subject to applicable law, the governing documents of the Company, and other Company policies:

(i) Personal Relationships. Close personal relationships that may improperly influence or appear to improperly influence your business decisions are to be disclosed. Subject to applicable law, the governing documents of the Company, and other Company policies, you must not knowingly provide an improper personal benefit to any family member, an organization your family member is affiliated with, or others you have a close financial relationship with, and you should avoid personal relationships with vendors, suppliers, customers, competitors, or anyone else that appears to create a conflict between the Company’s interests and your personal interests.

(ii) Outside Employment and Civic Activities. Unless approved in advance by the Chief Financial Officer, no DTI employee may undertake employment with, serve as a director or trustee of, or serve as a consultant to any organization that does business, seeks to do business, or competes with DTI. DTI employees are to self-disclose when an immediate family member (child, parent, spouse, sibling, grandparent, grandchild, or corresponding in-law or “step” relation) is employed by, is a director or trustee of, owns in full or in part, is in partnership with, or is a consultant to any person or organization that does business, seeks to do business, or competes with DTI. Furthermore, unless approved in advance by the Chief Financial Officer, DTI employees may not participate in or otherwise influence the decision-making processes of any such organization. For clarity, except as otherwise stated by the Chief Financial Officer, the restrictions set forth in this Section 4(a)(ii) do not apply to DTI associates.

(iii) Financial. If you own a business or have a financial interest in another business enterprise that seeks to do business with DTI, or is in competition with DTI, you may have a conflict of interest. Stock ownership in a publicly traded company may or may not constitute a conflict of interest. If you are unsure whether or not a conflict exists, you should disclose the business or financial interest to the Chief Financial Officer.

(iv) Corporate Opportunities. Business opportunities that come to your attention because of your position or relationship with DTI belong to the Company first. Subject to applicable law, the governing documents of the Company, and other Company policies, you must not take any such opportunities for yourself or offer them to unaffiliated companies, friends or relatives unless the Company has rejected the opportunity in writing, and you would not otherwise be in violation of the Code by taking the opportunity.

(v) Service on Other Boards. Approval of DTI’s Board of Directors is required before you can serve as a director, trustee, or in a similar capacity for a privately owned for-profit entity. Service on the board of another publicly traded company is discouraged but approval can be sought from DTI’s Board of Directors.

(vi) Charitable Giving. Donations and contributions can cause conflicts of interest if they do not align with DTI’s broader initiatives, values, or charitable contributions. Any charitable donations or contributions made on behalf of DTI with a fair market value equal to or greater than $5,000.00 must be approved in advance by the Chief Financial Officer.

(vii) Political Activities. You may participate in political activity and make political contributions. However, you must always make clear that your political affiliations are your own and not those of DTI.

(b)	Related Party Transactions

All DTI directors, director nominees, and executive officers have a responsibility to identify and report, to the best of their knowledge and after reasonable inquiry, any business and financial affiliations involving themselves or their immediate family members that could reasonably be expected to give rise to a related party transaction. All DTI directors, director nominees, and executive officers must promptly notify the Audit Committee of the facts and circumstances of any such transactions. All related party transactions are to be approved by the Audit Committee. The Audit Committee will review all potential related party transactions for approval and consider all relevant facts and circumstances of such transactions.

If the Audit Committee learns of a transaction that has not been previously approved or ratified, it may ratify, amend, or terminate the transaction or, if the transaction is completed, rescind the transaction if feasible and assess if any disciplinary action is appropriate. All DTI directors, director nominees, and executive officers are required to review DTI’s Related Party Transaction Policy regarding prohibited transactions and their responsibilities under that policy.

(c)	Public Disclosure of Material Nonpublic Information

This Section 4(c) of the Code should be read in conjunction with and is qualified in its entirety by DTI’s Regulation Fair Disclosure Policy, which all DTI employees and associates are required to read prior to their employment with or engagement by DTI.

DTI is committed to the disclosure of material information on a non-selective basis and without advantage to us, our friends and family, or “securities market participants.”1 DTI provides public disclosure of information through various means, including through reports filed with or furnished to the Securities and Exchange Commission (“SEC”), press releases, and other methods of disclosure that are reasonably designed to provide broad, non-exclusionary distribution of the information to the public. It is the Company’s policy to comply with all periodic reporting and disclosure requirements, and to disclose material information about the Company in a public, timely, and non-selective manner.

Information is “material” if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell, or hold a security or where the fact is likely to have a significant effect on the market price of a security. Both positive and negative information may be material. This includes a range of subjects, including, but not limited to, the Company’s current or expected operating performance, acquisitions and strategic transactions, and changes in management. Information is considered public if it has been provided to the public and sufficient time has passed to allow the market to digest and adjust to the information. Communications in the ordinary course of business with clients, business parties, or the press are generally not considered material non-public information. Please refer to DTI’s Regulation Fair Disclosure Policy for a comprehensive discussion of possible material information and events.

To ensure that we uphold our commitment to communicate information to the public in an open and consistent manner, a limited number of DTI representatives are permitted to release information to the public. Unless granted permission, only the Chairperson of the Board of Directors (“Chairperson”), Chief Executive Officer and Chief Financial Officer shall have authority to communicate on the Company’s behalf. In addition, the Chief Financial Officer shall have authority to communicate with shareholders in response to inquiries regarding shareholder accounts and other administrative matters.

Violating fair disclosure requirements could result in enforcement action by the SEC. Any violation of DTI’s Regulation Fair Disclosure Policy or this Section 4(c) of the Code by any employee or associate of the Company shall be brought to the attention of the Chief Financial Officer and may constitute grounds for termination of employment or service. If an employee or associate believes that a violation of DTI’s Regulation Fair Disclosure Policy or this Section 4(c) of the Code has occurred, that person should immediately contact the Chief Financial Officer.

[1]

The term “securities market participants” means (i) securities market professionals, including analysts, brokers, investment advisors, institutional investment managers, dealers, and investment companies; (ii) shareholders of the Company who may reasonably be expected to purchase or sell the Company’s securities based upon any material nonpublic information; and (iii) persons associated with any of the persons identified in clauses (i) or (ii) above.

(d)	Insider Trading

Illegal insider trading violates DTI’s policies. As explained in further detail in DTI’s Insider Trading Policy, DTI employees or associates who possess material non-public information (“inside information”), as a result of their relationship with DTI, regarding DTI or any company with which we do business or with which we compete, are prohibited from:

(1)	trading in the applicable company’s securities while in possession of the inside information;

(2)	using the inside information for their own advantage or the advantage of others; or

(3)	“tipping” others who may buy or sell securities using the inside information.

Illegal insider trading is a crime, the punishment for which can include severe civil and criminal penalties for individuals as well as the Company.

All DTI employees and associates must read and understand DTI’s Insider Trading Policy in conjunction with this Section 4(d) of the Code.

(e)	Gifts and Entertainment

DTI requires the use of good judgment when giving or accepting gifts, entertainment, and other hospitality, including golf, hunting or fishing trips or outings; tickets to performances or sporting events; services, sponsorships, or charitable contributions; airfare or use of a corporate aircraft; offers of employment; loans; or other special or unusual favors or considerations.

Gifts, entertainment, and hospitality must have a legitimate business purpose, be reasonable and proportionate, and be given openly and transparently. Although reasonable gifts, entertainment, and hospitality may be appropriate in the normal course of business, they should never compromise the integrity of the Company’s business relationships.

The giving or accepting of any gifts, entertainment, and other hospitality that creates a feeling of obligation on the part of the recipient is prohibited and is illegal under the laws of most countries, including the United States, regardless of the financial value. Therefore, gifts, entertainment and other hospitality should not:

1.	Be solicited;

2.	Be offered or accepted during any bidding process (sales or procurement);

3.	Be in the form of securities, cash, or cash equivalents (including gift certificates, gift cards, stocks, and savings bonds);

4.	Be offered to or accepted by the same recipient with unreasonable frequency;

5.	Be inconsistent with customary or accepted business practices;

6.	Be offered to influence or reward a particular business decision or action;

7.	Be of a nature that would embarrass the Company if publicly disclosed;

8.	Be offered to government officials without prior approval from the Chief Financial Officer; or

9.	Violate any laws or Company policies.

The following should be used as a guide when giving or accepting any gifts, entertainment, or other hospitality:

1.	Do not offer or accept bribes;

2.	Do not offer or accept cash or cash equivalents;

3.	Do not violate the law;

4.	Do not seek personal favors;

5.	Do not accept any gifts that obligate the Company to take or refrain from any action; and

6.	Do not accept or give anything of value from or to foreign governments, political officials, or candidates for political office without prior approval the Chief Financial Officer.

All gifts, entertainment, and other hospitality must be properly documented and recorded in the Company’s books and records. The receipt or remittance of any gift, hospitality, or other consideration valued in excess of $50.00 must be approved by the Chief Financial Officer prior to remittance or acceptance. If circumstances preclude the ability to request such approval prior to the receipt of any gift, hospitality, or other consideration valued in excess of $50.00, the receiving party will notify the Chief Financial Officer of such receipt as soon as is practicable. In the event the Chief Financial Officer determines the acceptance of such gift, hospitality, or consideration in excess of $50.00 was contrary to the Code and/or DTI’s Gifts and Entertainment Policy, arrangements will be made to return the gift, entertainment, or other consideration, or reimburse the issuer for the gift, entertainment, or other consideration.

Any questions regarding the giving or accepting of any gifts, entertainment, and other hospitality should be directed to the Chief Financial Officer.

(f)	Acceptable Use of the Internet and Social Media

DTI employees and associates must always use the internet responsibly, whether for personal or work-related matters. Sharing confidential customer or Company information on the internet is prohibited and individuals who disclose such information will be subject to disciplinary action, up to and including termination of employment or service. Use of social networks to disclose material nonpublic information is considered selective disclosure and violates Company policy (please refer to DTI’s Regulation Fair Disclosure Policy and Section 4(c) of the Code for more details).

Social media platforms, including Facebook, Twitter, Instagram, and LinkedIn, have changed the way we communicate with one another and the world at large. It can be easy to forget that information posted on a social media platform can reach hundreds, thousands, and even millions of people. What we publish externally reflects on the entire company. Any profile and related content that we post on personal or social networking web sites must be consistent with how we are expected to present ourselves to customers and colleagues as DTI employees. As such, all DTI employees and associates should exercise good judgment and act responsibly when posting comments and photographs on social media, and when sharing or replying to others’ posts. Posting information about customers or otherwise sharing customer information is prohibited. If expressing political views or other opinions, you must assert that the opinions are your own and not affiliated with DTI. Do not use your DTI email address to register any social media accounts unless such use is authorized by the Company. Social media use should be limited to personal time and DTI reserves the right to monitor internet use as far as such monitoring activity is permitted by law. Social media posts or content that violate the Company’s policies prohibiting discrimination and harassment may be grounds for disciplinary action, up to and including termination. We encourage you to keep your social media accounts private.

(g)	Political Activity and Lobbying

Federal law bars U.S. corporations from making political contributions in connection with U.S. federal elections. DTI funds are not to be used for political contributions in the United States or abroad unless permitted by law and approved by the Audit Committee. DTI employees and associates who participate in political campaigns must ensure that their activities cannot be deemed to be conducted on behalf of DTI or result in the perception that illegal contributions have been made on behalf of DTI. Although you are encouraged to participate in the political process during your personal time, any personal involvement or contributions to a political party, committee, or candidate are individual decisions and should not be affiliated with DTI in any way.

(h)	Communication with Customers

It is imperative that we protect DTI’s reputation for integrity and world-class customer service. Therefore, we must maintain a high standard of communication with our customers and stakeholders, provide consistent information, and refer inquiries to the appropriate team or individual.

You must always be honest with DTI customers about our services and capabilities – we should not make promises that we cannot keep. You should treat customers with respect and dignity, as if they are a part of the DTI team. Do not take unfair advantage of, try to conceal information from, or mislead customers.

5.	Our Company

(a)	Financial Reporting and Disclosure

As a publicly traded company, we are required by law to record all transactions, assets, and liabilities in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). To comply with GAAP, all information entered in our books, records, and accounts must be supported by sufficient documentation. No transaction, asset, liability, or reimbursement request should be structured or recorded in a way that is intended to deceive or circumvent DTI’s internal controls or record keeping processes. All transactions, assets, and liabilities must be recorded in a timely fashion, made in accordance with applicable laws and regulations, and authorized by DTI management.

DTI must provide accurate and timely financial statements, filings, and communication to the SEC, Nasdaq, and certain governmental authorities as provided by law. Failure to provide accurate and timely filings may result in regulatory enforcement actions or criminal prosecutions. The Company’s public statements, including press releases, reports, and financial communications, should not contain any untrue statements of material fact, or omit material facts required to be stated therein necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading. Any attempt to mislead the public may result in criminal prosecution.

(b)	Code of Ethics for Senior Executive Officers

We define our “Senior Executive Officers” to include our Chairperson, Chief Executive Officer and Chief Financial Officer, together with any other persons designated as Senior Executive Officers by our Board of Directors from time to time. Our Senior Executive Officers comprise our management team, and their honesty, integrity and sound judgment are fundamental to our reputation. Because the professional and ethical conduct of our Senior

Executive Officers is essential to our proper functioning and success, our Senior Executive Officers, in addition to complying with all of the other provisions of the Code, must also comply with the Company’s Code of Ethics for Senior Executive Officers, a copy of which is attached hereto as Appendix A. Even if you are not a Senior Executive Officer, we expect all of our employees and associates to adhere to the principles identified in the Company’s Code of Ethics for Senior Executive Officers to the extent applicable.

(c)	Anti-Money Laundering

DTI is committed to the ongoing global fight against money laundering. Money laundering occurs when illegal proceeds, generated through criminal activity, such as drug dealing, fraud, and terrorism, are converted to funds that appear to have come from a legitimate source. Involvement in money laundering activities is illegal and will damage DTI’s reputation. In order to prevent money laundering, compliance-focused due diligence is to be completed before we enter into business agreements with certain third parties. All DTI employees and associates must understand and comply with the money laundering laws applicable to them and the Company. If you have concerns about money laundering at DTI, you must immediately report your concerns directly to the Chief Financial Officer or through the Whistleblower Hotline described in Section 2(a) above. You may also report your concerns to a government agency.

(d)	Anti-Bribery and Corruption

Bribery is any corrupt offer, promise, or giving of something of value (including a job offer, cash gift, loan or offer of support to a family member), directly or through a third party, made to improperly influence the decision or act of any person or group, customer, government official, or government, or made to gain an improper advantage for yourself or the Company. DTI will not offer or accept bribes under any circumstances, nor will DTI tolerate any act of bribery or corruption by any employee or associate. Any employee or associate found to have engaged in any acts of bribery or corruption will be subject to disciplinary action, up to and including termination of employment or service. Any acts of bribery or corruption undertaken by a DTI employee or associate may also subject the individual and the Company to severe civil penalties and criminal prosecution. You can never accept a bribe, and if you are unsure if a gift may be viewed as a bribe, you must immediately report the gift and explain your concerns about it the Chief Financial Officer.

(e)	Antitrust and Fair Competition

DTI is dedicated to fostering free and open competition, does not engage in practices that may limit competition or violate antitrust laws, and does not seek to gain a business advantage using any illegal or unethical means. If you are concerned that actions within the Company may impede fair competition, you must promptly report your concerns to the Chief Financial Officer. Behaviors that may illegally limit competition or violate antitrust laws include:

1.	Agreeing with a competitor to fix prices, boycott a supplier or customer, or not bid on a deal;

2.	Sharing confidential Company information with a competitor;

3.	Sharing information about employee compensation or benefits; and

4.	Quid pro quo agreements with competitors or customers.

Communication with competitors outside of the ordinary course of business may raise concerns about or permanently damage DTI’s reputation for fair dealing. Unlawful agreements can take many forms, and are not always the result of formal negotiations or set out in writing. In some cases, casual conversations and non-verbal signals may constitute a violation of antitrust laws and fair dealing regulations. If a competitor begins to speak with you about any of the topics listed above, or about any other subjects that you find suspicious or improper, you must stop the conversation, inform the competitor that you will not engage in further discussions, and report the conversation to the Chief Financial Officer.

(f)	Record Creation and Management

Business partners, government officials, shareholders, and the public rely on the accuracy and completeness of our business records and disclosures. Creating and maintaining accurate books and records is critical and helps ensure that DTI remains current with its disclosure and reporting requirements, and in compliance with regulatory and contractual requirements regarding record preservation. Company records include financial reports, records of actions taken or transactions entered into, reports or other writings regarding the corporate decision-making process, electronic messages, data stored on our electronic systems, and other information that relates to the Company or its business. Regardless of form, all Company records must be securely maintained in accordance with the Company’s record management policies.

DTI has established and maintains a system of internal controls to identify and prevent acts of fraud, embezzlement, and theft. All DTI employees involved in the Company’s record management are responsible for maintaining the internal controls applicable to the spending of Company funds by DTI’s employees and associates. Any request for reimbursement must be accompanied by adequate supporting documentation, and members of the DTI team responsible for approving reimbursement requests must use good judgment when determining whether the reimbursement request is legitimate and appropriate in light of the circumstances. The same degree of care also is to be exercised when billing vendors, reviewing invoices, and confirming that materials and services rendered or received are properly reflected on the Company’s books and records.

If you are notified that a Company record in your custody is required for a legal matter, you must not destroy or attempt to conceal or alter the record in any way. If you are notified that the preservation of a Company record or database under your control is required by law or court order, you must protect the integrity of that record or database until otherwise instructed by the Chief Financial Officer. Failure to comply with these requirements may result in disciplinary action up to and including termination of employment or service, and could also result in criminal prosecution.

All DTI employees and associates are to be familiar with the Company’s record keeping practices and procedures, and are required to promptly report any violations of those procedures in accordance with the procedures set out in Section 2(a) above.

(g)	Privacy and Security

In the course of your employment at DTI, you will likely learn of confidential information. Our customers rely on us to keep their information confidential, and you must take care to only disclose customer information to other DTI employees who require the information to complete their work assignments. Customer information should not be disclosed to anyone outside of the Company without prior approval from your manager, supervisor, or the Chief Financial Officer.

You also have a duty to the Company to safeguard and protect against the unauthorized disclosure of confidential or proprietary information belonging to DTI. Company information should not be disclosed to anyone outside of the Company, unless you are instructed to do so by your manager, supervisor, or the Chief Financial Officer. In the event you receive a request for confidential or proprietary Company information from a third party, you must inform the Chief Financial Officer of the request and avoid communicating with the person who made the request without permission from the Chief Financial Officer.

Any request for the personal information of an employee of DTI must be directed to the Human Resources Department.

(h)	Protection of Company Property, Assets and Data

All DTI employees and associates have a responsibility to protect the Company’s property and assets and ensure their careful and legitimate use. The Company’s tangible assets include financial resources, equipment, vehicles, tools, materials, and office supplies. The Company’s intangible assets include corporate strategy, propriety information, intellectual property, customer information, and financial information. Any activities involving the theft, waste, or abuse of Company property or assets are strictly prohibited. DTI’s property and assets are intended for business use, and use by employees for personal purposes must be appropriate and should be limited. Employees are expected to work efficiently during working hours, and to use the resources provided appropriately.

DTI employees are also required to protect the Company’s intellectual property, which includes our patents, trademarks, trade secrets and copyrights. Any unauthorized disclosure or misuse of Company intellectual property, both during and after your employment or service, could be harmful to us and our customers. The unauthorized disclosure or misuse of Company intellectual property can lead to disciplinary action, up to and including termination of employment or service. We may also take legal action to protect the unauthorized use or disclosure of our intellectual property and proprietary information.

(i)	Communication with Shareholders

We are committed to facilitating an open and fair dialogue between our shareholders and our Board of Directors, subject to certain conditions and in accordance with applicable rules and regulations. For more information regarding communications between our shareholders and our Board of Directors, please refer to DTI’s Regulation Fair Disclosure Policy.

(j)	Communications with Press and Others

Before speaking with the press, securities analysts, other members of the financial community, shareholders, or groups of organizations as a DTI representative, you must secure authorization from the Chief Financial Officer. Any inquiries from the media or the public should be immediately forwarded to the Chief Financial Officer. Requests for information from governmental agencies or law enforcement must be promptly referred to the Chief Financial Officer, and requests for financial or other information about the Company from the financial community or shareholders must promptly be referred to the Chief Financial Officer.

(k)	Waivers

Situations may arise from time to time that warrant a formal waiver of a provision of the Code for an individual. Waivers will not be granted except where necessary, and will be limited and qualified as necessary to protect the Company and our shareholders to the greatest extent possible. Waivers, with respect to executive officers or directors, are to be granted by DTI’s Board of Directors. We will promptly disclose any such waivers for directors and executive officers to the extent and in the manner required by applicable law, regulation, or stock exchange listing standard. If you believe that you are entitled to a waiver of any provision of the Code, contact the Chief Financial Officer for additional information regarding the waiver application and approval process.

6.	Contact Information

If you have any questions regarding the Code or its application, you are encouraged to contact DTI’s Chief Financial Officer or the Human Resources Department, using the contact information listed below.

Chief Financial Officer

Drilling Tools International Corporation

3701 Briarpark Dr., Ste 150

Houston, TX 77042

David.Johnson@drillingtools.com

(832) 742-8500

Human Resources Department

Drilling Tools International Corporation

c/o Human Resources Department

3701 Briarpark Dr., Ste 150

Houston, TX 77042

veda.ragsdill@drillingtools.com

(832) 742-8500

CERTIFICATION OF COMPLIANCE

RETURN BY [                         ] [insert return deadline]

TO: David Johnson, Chief Financial Officer

FROM:

RE:	CODE OF BUSINESS CONDUCT OF DRILLING TOOLS INTERNATIONAL CORPORATION.

I have received, reviewed and understand the above-referenced Code of Business Conduct and undertake, as a condition to my present and continued employment (or, if I am not an employee, affiliation) with Drilling Tools International Corporation, to comply fully with the policies and procedures contained therein.

I hereby certify that, to the best of my knowledge, during any current or prior period of my employment (or, if I am not an employee, affiliation) with Drilling Tools International Corporation, I have complied fully with all policies and procedures set forth in the above-referenced Code of Business Conduct and am currently in full compliance with all such policies and procedures.

I am unaware of any violations or suspected violations of the Code of Business Conduct by any other employee or affiliate of Drilling Tools International Corporation.

I agree to immediately report to the Chief Financial Officer any circumstances giving rise to my reasonable belief that:

•	A violation or suspected violation of the Code of Business Conduct by any person has or may have occurred;

•	I have, or any member of my family has or may have, any interest or engaged in any activity that violates the letter or the spirit of the Code of Business Conduct;

•	I am, or any member of my family is or may be, contemplating an activity or acquisition that could be in violation of the Code of Business Conduct.

SIGNATURE	DATE

TITLE

Appendix A: Code of Ethics for Senior Executive Officers

General Purpose

In addition to being bound by all provisions of the Code of Business Conduct of Drilling Tools International Corporation (“DTI” or the “Company”), the Company’s Senior Executive Officers are subject to the following additional specific policies (collectively referred to as the “Code of Ethics”). The Code of Ethics is essential to the financial reporting process, reputation and success of the Company.

For purposes of the Code of Ethics, we define our “Senior Executive Officers” to include the chairperson of our Board of Directors, our Chief Executive Officer and Chief Financial Officer, together with any other persons designated as Senior Executive Officers by our Board of Directors (the “Board”) from time to time. The Company’s Senior Executive Officers hold an important and elevated role in DTI’s corporate governance in that they are uniquely capable and empowered to ensure that all stakeholders’ interests are appropriately balanced, protected and preserved. Because of this special role, the Senior Executive Officers agree to be bound by this Code of Ethics.

Policy Statement

To the best of their knowledge and ability, the Senior Executive Officers each agree that he or she shall:

1.	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

2.

Provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate, timely and understandable disclosure in reports and documents that DTI files with, or submits to, government agencies and in other public communications.

3.	Comply with applicable laws, rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies.

4.	Avoid (i) using company property, information or position for personal gain and (ii) competing with the Company.

5.

Promote the prompt internal reporting of potential violations or concerns related to the Code of Business Conduct or this Code of Ethics to the Chair of the Audit Committee and/or the appropriate individuals identified in the Code of Business Conduct, as applicable.

6.	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing his or her independent judgment to be subordinated.

7.	Respect the confidentiality of information acquired in the course of his or her work, except when authorized or otherwise legally obligated to disclose it.

8.	Share knowledge and maintain skills important and relevant to stakeholders’ needs.

9.	Proactively promote and be an example of ethical behavior as a responsible partner among peers in the work environment and the community.

10.	Protect and promote the efficient use and control of all assets and resources employed or entrusted to them.

Policy Application

All Senior Executive Officers are expected to adhere to this Code of Ethics and all other applicable Company policies. Any violations of this Code of Ethics shall be reported in accordance with the procedures set forth in the Company’s Employee Complaint Procedures for Accounting and Auditing Matters. If any Senior Executive Officer is found to be in violation of this Code of Ethics, such person will be subject to disciplinary action, up to and including termination of employment or service. It is against the Company’s policy to retaliate against any employee for good faith reporting of violations of this Code of Ethics.

Policy Administration

The Board (or, if permitted under applicable Securities and Exchange Commission (“SEC”) and Nasdaq Marketplace Rules, the Audit Committee) shall have the sole discretionary authority to approve any deviation or waiver from this Code of Ethics. Any change of this Code of Ethics, or any waiver and the grounds for such waiver for a Senior Executive Officer, must be publicly disclosed promptly in the manner specified by SEC rules.